Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(In thousands except ratio amounts)

	Three Months Ended March 31, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Earnings (Loss):
Income (loss) from continuing operations before income taxes	$1,688,452	$6,338,087	$6,456,682	$5,429,904	$4,780,589	$(129,847)
Add:
Fixed charges	140,200	621,640	754,290	625,513	461,431	360,805
Minority interests	4,621	20,481	23,277	29,769	26,492	27,867
Amortization of capitalized interest	8,740	32,485	24,240	22,465	21,356	9,350
Less:
Equity income (loss)	152	649	130	(317)	(104)	(524)
Capitalized interest	12,350	69,500	79,600	71,400	46,450	86,750

Total earnings as defined	$1,829,511	$6,942,544	$7,178,759	$6,036,568	$5,243,522	$181,949

Fixed Charges:
Interest and amortization of debt expense	$112,887	$492,290	$616,983	$498,847	$356,834	$221,598
Capitalized interest	12,350	69,500	79,600	71,400	46,450	86,750
Interest factor of rental expense(1)	14,963	59,850	57,707	55,266	58,147	52,457

Total fixed charges as defined	$140,200	$621,640	$754,290	$625,513	$461,431	$360,805

Ratio of earnings to fixed charges	13.0	11.2	9.5	9.7	11.4	0.5

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.